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January 19, 2021	mayerbrown.com

VIA EDGAR	Lawrence R Hamilton
Mr. Kenneth Ellington U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Partner T: +1 312 701 7055 F: +1 312 706 8333 LHamilton@mayerbrown.com

Re:	DNP Select Income Inc.
Registration Statement on Form N-14, File Nos.
811-04915 and 333-251313

Dear Mr. Ellington:

On behalf of DNP Select Income Inc. (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission on January 19, 2021, regarding Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-14, filed on January 19, 2021 (the “Pre-Effective Amendment”). All capitalized terms not defined in this letter have the meanings set out in the Pre-Effective Amendment.

The Staff’s comment is followed by the Fund’s response.

COMMENT: Please revise the capitalization table to present information as of a date no more than 30 days prior to the date of the filing.

Response: The Fund will revise the capitalization table in a filing made pursuant to Rule 497 under the Securities Act of 1933.

Please do not hesitate to call me at (312) 701-7055 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Lawrence R Hamilton

Lawrence R Hamilton

Partner

cc:	William J. Renahan, Esq., Duff & Phelps Investment Management Co.
Adam D. Kanter, Esq., Mayer Brown LLP

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